                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                            ASCENT MEDIA GROUP, INC.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   043634 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Charles Y. Tanabe
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                     December 31, 2002 and January 23, 2003
--------------------------------------------------------------------------------
             (Date of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 043634 10 4

================================================================================
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1    LIBERTY MEDIA CORPORATION
          84-1288730
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)     [ ]

          (b)     [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                28,682,644 (1)

   NUMBER OF               -----------------------------------------------------
    SHARES                 8    SHARED VOTING POWER
 BENEFICIALLY                   52,159,675 (1)
 OWNED BY EACH
   REPORTING               -----------------------------------------------------
    PERSON                 9    SOLE DISPOSITIVE POWER
                                28,682,644 (1)

                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                52,159,675 (1)

--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,842,319 (1)

--------------------------------------------------------------------------------
     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          94.4% (1)

--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------

(1) Liberty Media Corporation ("Liberty") beneficially owns 80,796,719 shares of the Issuer's Class B Common Stock, par value $.01 per share ("Class B Common Stock") and 45,600 shares of the Issuer's Class A Common Stock (as defined herein). Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The 80,796,719 shares of the Issuer's Class B Common Stock beneficially owned by Liberty include 28,455,555 shares issuable to Liberty and its subsidiaries upon conversion of certain convertible notes owned by Liberty and its subsidiaries, as described in the Statement (as defined herein), and 52,341,164 shares owned by Liberty and its subsidiaries, and represent 100% of the outstanding shares of the Issuer's Class B Common Stock, as of January 24, 2003. The 45,600 shares of the Issuer's Class A

Common Stock beneficially owned by Liberty and its subsidiary represent less than 1% of the outstanding shares of the Issuer's Class A Common Stock, as of January 24, 2003. The shares of Class A and Class B Common Stock beneficially owned by Liberty and its subsidiaries represent approximately 94.4% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock, and approximately 99.4% of the total voting power represented by the Issuer's outstanding Class A and Class B Common Stock.

CUSIP NO. 043634 10 4

================================================================================
     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          LIBERTY LWR, INC.
          84-1564779
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)     [ ]

          (b)     [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0

   NUMBER OF               -----------------------------------------------------
    SHARES                 8    SHARED VOTING POWER
 BENEFICIALLY                   52,159,675 (1)
 OWNED BY EACH
   REPORTING               -----------------------------------------------------
    PERSON                 9    SOLE DISPOSITIVE POWER
                                0

                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                52,159,675 (1)

--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,159,675 (1)

--------------------------------------------------------------------------------
     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          74.8% (1)

--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON
          CO

--------------------------------------------------------------------------------

(1) Liberty LWR, Inc. ("LWR") beneficially owns 52,114,075 shares of the Issuer's Class B Common Stock and 45,600 shares of the Issuer's Class A Common Stock. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The 52,114,075 shares of the Issuer's Class B Common Stock beneficially owned by LWR include 12,500,000 shares issuable to LWR and its subsidiary upon conversion of certain convertible notes owned by LWR and its subsidiary, as described in the Statement, and 39,614,075 shares owned by LWR and its subsidiary, and represent 80.4% of the outstanding shares of the Issuer's Class B Common Stock, as of January 24, 2003. The 45,600 shares of the Issuer's Class A Common Stock beneficially owned by LWR represent less than 1% of the outstanding shares of the Issuer's

Class A Common Stock, as of January 24, 2003. The shares of Class A and Class B Common Stock beneficially owned by LWR and its subsidiary represent approximately 74.8% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock, and approximately 79.8% of the total voting power represented by the Issuer's outstanding Class A and Class B Common Stock.

CUSIP NO. 043634 10 4

================================================================================
     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          LIBERTY LIVEWIRE HOLDINGS, INC.
          84-1597675

--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)     [ ]

          (b)     [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0

   NUMBER OF               -----------------------------------------------------
    SHARES                 8    SHARED VOTING POWER
 BENEFICIALLY                   8,736,866 (1)
 OWNED BY EACH
   REPORTING               -----------------------------------------------------
    PERSON                 9    SOLE DISPOSITIVE POWER
                                0

                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                8,736,866 (1)

--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,736,866 (1)

--------------------------------------------------------------------------------
     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.2% (1)

--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

(1) Liberty Livewire Holdings, Inc. ("Holdings") beneficially owns 8,736,866 shares of the Issuer's Class B Common Stock and no other shares of the capital stock of the Issuer. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The 8,736,866 shares of the Issuer's Class B Common Stock beneficially owned by Holdings include 4,100,000 shares issuable to Holdings upon conversion of certain convertible notes owned by Holdings, as described in the Statement, and 4,636,866 shares owned by Holdings, and represent 15.5% of the outstanding shares of the Issuer's Class B Common Stock, as of January 24, 2003; these shares also represent approximately 14.2% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock, and approximately 15.3% of the total voting power represented by the Issuer's outstanding Class A and Class B Common Stock.

CUSIP NO. 043634 10 4

================================================================================
     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ASCENT MEDIA DEBT, INC.
          27-0039842

--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)     [ ]

          (b)     [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0

   NUMBER OF               -----------------------------------------------------
    SHARES                 8    SHARED VOTING POWER
 BENEFICIALLY                   5,321,679 (1)
 OWNED BY EACH
   REPORTING               -----------------------------------------------------
    PERSON                 9    SOLE DISPOSITIVE POWER
                                0

                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                5,321,679 (1)

--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,321,679 (1)

--------------------------------------------------------------------------------
     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8% (1)

--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

(1) Ascent Media Debt, Inc. ("Ascent Debt") beneficially owns 5,321,679 shares of the Issuer's Class B Common Stock. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The 5,321,679 shares of the Issuer's Class B Common Stock owned by Ascent Debt are issuable to Ascent Debt upon the conversion of certain convertible notes, as described in the Statement, and represent 9.2% of the outstanding shares of the Issuer's Class B Common Stock as of January 24, 2003. The shares of Class B Common Stock beneficially owned by Ascent Debt represent 8.5% of the Issuer's currently outstanding equity which consists of the Issuer's Class A and Class B Common Stock, and approximately 9.2% of the total voting power represented by the Issuer's outstanding Class A and Class B Common Stock.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 9)

                                  STATEMENT OF
                           LIBERTY MEDIA CORPORATION,
                               LIBERTY LWR, INC.,
                         LIBERTY LIVEWIRE HOLDINGS, INC.
                                       AND
                             ASCENT MEDIA DEBT, INC.

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                            ASCENT MEDIA GROUP, INC.
                (FORMERLY KNOWN AS LIBERTY LIVEWIRE CORPORATION)



         Liberty Media Corporation, a Delaware corporation ("Liberty"), Ascent Media Debt, Inc., a Delaware corporation ("Ascent Debt"), Liberty LWR, Inc., a Delaware corporation ("LWR"), and Liberty Livewire Holdings, Inc., a Delaware corporation ("Holdings" and together with Liberty, Ascent Debt and LWR, the "Reporting Persons"), hereby amend and supplement the Statement on Schedule 13D as originally filed by Liberty on January 20, 2000 (the "Original Filing") and amended by Statements on Schedule 13D/A filed by Liberty on January 20, 2000, June 7, 2000, July 26, 2000, August 3, 2000, October 31, 2000 and March 13, 2001
and by Liberty, LWR and Holdings on June 7, 2002 and October 18, 2002 (as so amended, the "Statement"), with respect to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Ascent Media Group, Inc. (formerly known as Liberty Livewire Corporation), a Delaware corporation (the "Issuer"). Ascent Debt and LWR are wholly-owned direct subsidiaries of Liberty, and Holdings is a majority-owned direct subsidiary of LWR and indirect majority-owned subsidiary of Liberty. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby supplemented and amended to include the following information:

         The Reporting Persons are Liberty Media Corporation, a Delaware corporation, Liberty LWR, Inc., a Delaware corporation, Liberty Livewire Holdings, Inc., a Delaware corporation, and Ascent Media Debt, Inc., a Delaware corporation, all with a principal business address of

12300 Liberty Boulevard, Englewood, Colorado 80112. The principal business of Liberty is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal business of LWR, Holdings and Ascent Debt is the ownership of their respective interest in Ascent Media Corporation.

         The prior Schedule 1 to the Statement is hereby deleted in its entirety and is replaced by the Schedule 1 attached hereto which contains the following information concerning each director, executive officer and controlling person of Liberty: (i) name and residence or business address; (ii) principal occupation or employment; (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship. Schedule 1 attached hereto is incorporated herein by reference.

         The prior Schedule 2 to the Statement is hereby deleted in its entirety and is replaced by the Schedule 2 attached hereto which contains the following information concerning each director, executive officer and controlling person of LWR, Holdings and Ascent Debt: (i) name and residence or business address;
(ii) principal occupation or employment; (iii) the name, principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship. Schedule 2 attached hereto is incorporated herein by reference.

         During the last five years, none of the Reporting Persons and none of the persons named on Schedule 1 and Schedule 2 (the "Schedule Persons") (to the knowledge of the Reporting Persons) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor any of the Schedule Persons (to the knowledge of the Reporting Persons) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby supplemented and amended to include the following information:

(a)and (b)        The Reporting Persons' interest in the securities of the
                  Issuer has changed since October 18, 2002, the date an amendment to the Original Filing was last filed, due to interest payments under the Credit Agreement and the approval by the stockholders of the Issuer of the conversion provisions of certain advances thereunder. The information regarding the Reporting Persons' total interest in the securities of the Issuer set forth on the cover pages of this Statement is hereby incorporated into this item by reference.

(c)               Transactions in Securities

                  (1) INTEREST PAYMENTS.

                  Pursuant to the terms of the Credit Agreement, the Reporting Persons have received the following additional interest payments from the Issuer in shares of the Issuer's Class B Common Stock since October 18, 2002, the date an amendment to the Original Filing was last filed:

                                          Number of Shares of    Interest Payment for
                       Interest Payee    Class B Common Stock       Period Ended
                       --------------    --------------------       ------------
                           LWR                1,756,770           December 31, 2002

                         Liberty              2,056,506           December 31, 2002

                         Holdings              857,471            December 31, 2002

                  In the aggregate, the Reporting Persons have received 4,670,747 shares of the Issuer's Class B Common Stock in payment of interest pursuant to the Credit Agreement since October 18, 2002, the date an amendment to the Original Filing was last filed. Of those shares of Class B Common Stock, 4,670,747 shares are beneficially owned by Liberty, 2,913,977 shares are beneficially owned by LWR, and 857,471 shares are beneficially owned by Holdings.

                  (2) STOCKHOLDER APPROVAL OF CONVERTIBLE LOANS.

                  On August 13, 2002, the Issuer and Liberty entered into Supplement No. 3 ("Supplement No. 3") to the First Amended and Restated Credit Agreement, dated as of December 22, 2000, as supplemented and amended (the "Credit Agreement"), between Liberty and the Issuer. Under Supplement No. 3 the Issuer is permitted to draw $25,000,000 as needed through, at Liberty's option: (a) loans under the Credit Agreement, convertible into shares of the Issuer's Class B Common Stock, at a conversion price per share equal to 115% of the average daily closing price of the Issuer's Class A Common Stock for the five most recent trading days ending on and including the date which is two business days prior to the date of the borrowing, (b) sales of the Issuer's Class B Common Stock to Liberty at a purchase price per share equal to the average market price of the Issuer's Class A Common Stock for the five most recent trading days ending on and including the date which is two business days prior to the date of the stock sale, or (c) any combination of (a) or (b). Any draws by the Issuer under Supplement No. 3 are subject to the Issuer obtaining any necessary consents and approvals and issuing any required notices, including, to the extent applicable, stockholder approval of the issuance of shares of the Issuer's Class B Common Stock to Liberty, whether as a sale of stock or upon the conversion of any loan under Supplement No. 3 ("Stockholder Consent"). The Issuer's stockholders granted the Stockholder Consent on January 23, 2003, which included approval by the Issuer's stockholders of the issuance of the Issuer's Class B Common Stock and convertible notes convertible into shares of the Issuer's Class B Common Stock pursuant to Supplement No. 3 after December 20, 2002, the potential issuance of shares of the Issuer's Class B Common Stock and convertible notes convertible into shares of the Issuer's Class B Common Stock pursuant to future supplements to the Credit Agreement for a purchase price per share or with an initial conversion price per share, as applicable, determined in a manner no less favorable to the Issuer than as provided in Supplement No. 3, and the potential issuance of shares of the Issuer's Class B Common Stock upon conversion of convertible notes convertible into shares of the Issuer's Class B Common Stock issued pursuant to Supplement No. 3 outstanding on December 20, 2002.

                  On September 30, 2002, the Issuer received financing from Liberty in an aggregate amount of $17,298,000 (the "Proceeds") pursuant to the terms of Supplement No. 3, under which Liberty provided (i) $11,948,300 of the Proceeds through the purchase of 7,070,000 shares (the "Supplement No. 3 Shares") of the Issuer's Class B Common Stock at a price of $1.69 per share (the "Stock Purchase") and (ii) $5,349,700 of the Proceeds pursuant to a loan in exchange for a convertible promissory note of the Issuer (the "Third Supplement Note").

                  Liberty and the Issuer effected the Stock Purchase pursuant to the terms of Supplement No. 3 and a Stock Purchase Agreement, dated as of September 30, 2002 (the "Stock Purchase Agreement"), and the purchase price for the Supplement No. 3 Shares of $1.69 per share was calculated in accordance therewith using the average daily closing price of the Issuer's Class A Common Stock for the five trading days ending on and including September 26, 2002. Upon receipt of the Stockholder Consent described above, the principal amount of and any accrued and unpaid interest on the Third Supplement Note became convertible, at the option of Liberty and in accordance with Supplement No. 3 and the Credit Agreement, into the Issuer's Class B Common Stock at a price of $1.94 per share (for an aggregate of 2,757,577 shares, excluding shares issuable upon the conversion of accrued and unpaid interest), which conversion price is 115% of the average daily closing price of the Issuer's Class A Common Stock for the five trading days ending on and including September 26, 2002.

                  On October 17, 2002, the Issuer received $4,000,000 from Liberty pursuant to the terms of Supplement No. 3 in exchange for a convertible promissory note of the Issuer in the same amount ("Third Supplement Note #2"). Upon the receipt of the Stockholder Consent described above, the principal amount of and any accrued and unpaid interest on Third Supplement Note #2 became convertible, at the option of Liberty and in accordance with Supplement No. 3 and the Credit Agreement, into the Issuer's Class B Common Stock at a price of $1.56 per share (for an aggregate of 2,564,102 shares, excluding shares issuable upon the conversion of accrued and unpaid interest), which conversion price is 115% of the average daily closing price of the Issuer's Class A Common Stock for the five trading days ending on and including October 15, 2002.

                  On December 31, 2002 Liberty transferred to Ascent Debt the Third Supplement Note and the Third Supplement Note #2.

                  (3) SUMMARY OF TRANSACTION.

                  The following chart summarizes the changes in the Reporting Persons' beneficial ownership of the Issuer's Class A and Class B Common Stock since October 18, 2002, the date an amendment to the Original Filing was last filed. Each share of the Issuer's Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock:

======================================================================================================================
                            Liberty               LWR                   Holdings            Ascent Debt     Total
                            -------               ----                  --------            -----------     -----
----------------------------------------------------------------------------------------------------------------------
Amount of Class A and
Class B Common Stock
Reported as Beneficially                                                                                    70,849,893
Owned on Amendment No. 8
to the Statement

Interest Payments in
Shares of Class B Common
Stock Pursuant to Credit    2,056,506             1,756,770             857,471                             4,670,747
Agreement

Shares of Class B Common
Stock Issuable Pursuant
to the Third Supplement                                                                     2,757,577       2,757,577
Note

Shares of Class B Common
Stock Issuable Pursuant
to the Third Supplement                                                                     2,564,102       2,564,102
Note #2                                                                                                     ---------

Total Shares of Class A
and Class B Common Stock
Currently Beneficially                                                                                      80,842,319
Owned by Reporting Persons

======================================================================================================================

         (4) SUMMARY OF BENEFICIAL OWNERSHIP.

The following chart summarizes the current beneficial ownership of the Issuer's equity securities by each of the Reporting Persons as of the date of this Statement. The shares listed below as beneficially owned by Liberty include the shares listed below as beneficially owned by Ascent Debt and LWR, and the shares listed below as beneficially owned by LWR include the shares listed below as beneficially owned by Holdings:

======================================================================================================================
                                                                         Shares of Class B Common
   Reporting          Shares of Class A      Shares of Class B             Stock Issuable Upon
    Person              Common Stock           Common Stock                Conversion of Notes                Total
    ------              ------------           ------------                -------------------                -----
----------------------------------------------------------------------------------------------------------------------
   Liberty           45,600                   52,341,164                28,455,555                         80,842,319

   LWR               45,600                   39,614,075                12,500,000                         52,159,675

   Holdings                                   4,636,866                 4,100,000                          8,736,866

   Ascent Debt                                                          5,321,679                          5,321,679

======================================================================================================================

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 30, 2003



                                             LIBERTY MEDIA CORPORATION

                                             By:    /s/ Elizabeth M. Markowski
                                                -------------------------------
                                             Name: Elizabeth M. Markowski
                                             Title: Senior Vice President

                                             LIBERTY LWR, INC.

                                             By:    /s/ Elizabeth M. Markowski
                                                -------------------------------
                                             Name: Elizabeth M. Markowski
                                             Title: Senior Vice President

                                             LIBERTY LIVEWIRE HOLDINGS, INC.

                                             By:    /s/ Elizabeth M. Markowski
                                                -------------------------------
                                             Name: Elizabeth M. Markowski
                                             Title: Senior Vice President

                                             ASCENT MEDIA DEBT, INC.

                                             By:    /s/ Elizabeth M. Markowski
                                                -------------------------------
                                             Name: Elizabeth M. Markowski
                                             Title: Senior Vice President

SCHEDULE 1 OF THE STATEMENT IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:

                                   SCHEDULE 1

          DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The principal business of Liberty is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal businesses of the other entities listed below are as so listed. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Persons, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business
Address (if applicable)              Principal Occupation and Principal Business (if applicable)
-----------------------              -----------------------------------------------------------
John C. Malone                       Chairman of the Board and Director of Liberty

Robert R. Bennett                    President, Chief Executive Officer and Director of Liberty

Donne F. Fisher                      Director of Liberty; President of Fisher Capital Partners, Ltd., a venture
9781 Meridian Blvd., #200            capital partnership
Englewood, Colorado 80112

Paul A. Gould                        Director of Liberty; Managing Director of Allen & Company Incorporated, an
711 5th Avenue, 8th Floor            investment banking services company
New York, New York 10022

Gary S. Howard                       Executive Vice President, Chief Operating Officer and Director of Liberty

Jerome H. Kern                       Director of Liberty; Consultant, Kern Consulting LLC, a consulting company
4600 S. Syracuse St.
Denver, Colorado 80237

Kim Magness                          Director of Liberty

David E. Rapley                      Director of Liberty

Larry E. Romrell                     Director of Liberty

David J.A. Flowers                   Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski               Senior Vice President of Liberty

Albert E. Rosenthaler                Senior Vice President of Liberty

Christopher W. Shean                 Senior Vice President and Controller of Liberty

Charles Y. Tanabe                    Senior Vice President, General Counsel and Secretary of Liberty

                                   SCHEDULE 2

                       DIRECTORS AND EXECUTIVE OFFICERS OF

               LIBERTY LWR, INC., LIBERTY LIVEWIRE HOLDINGS, INC.
                           AND ASCENT MEDIA DEBT, INC.

         The name and present principal occupation of each director and executive officer of Liberty LWR, Inc. ("LWR"), Liberty Livewire Holdings, Inc. ("Holdings") and Ascent Media Debt, Inc. ("Ascent Debt") are set forth below. The principal business of Liberty Media Corporation is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal business of LWR, Holdings and Ascent Debt is the ownership of their respective interest in Ascent Media Corporation. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Persons, all executive officers and directors listed on this Schedule 2 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.


Name                                 Principal Occupation
----                                 --------------------
John C. Malone                       Chairman of the Board and Director of Liberty, LWR, Holdings and
                                     Ascent Debt

Robert R. Bennett                    President, Chief Executive Officer and Director of Liberty, LWR,
                                     Holdings and Ascent Debt

Gary S. Howard                       Executive Vice President, Chief Operating Officer and Director of
                                     Liberty, LWR, Holdings and Ascent Debt

David J.A. Flowers                   Senior Vice President and Treasurer of Liberty, LWR, Holdings and
                                     Ascent Debt

Elizabeth M. Markowski               Senior Vice President of Liberty, LWR, Holdings and Ascent Debt

Albert E. Rosenthaler                Senior Vice President of Liberty, LWR, Holdings and Ascent Debt

Christopher W. Shean                 Senior Vice President and Controller of Liberty, LWR, Holdings and
                                     Ascent Debt

Charles Y. Tanabe                    Senior Vice President, General Counsel and Secretary of Liberty,
                                     LWR, Holdings and Ascent Debt












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